OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Minthealth, Inc.

13280 Evening Creek Drive South
Suite 225
San Diego, CA 92128

www.minthealth.io

4,280,000 shares of Non-Voting Common Stock designated as "Mintheath Token Class (MHST)"

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 4,280,000* shares of Token Class Stock ($1,070,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 12,500 shares of Token Class Stock ($10,000)

Company	Minthealth, Inc., a Delaware Corporation
Corporate Address	13280 Evening Creek Drive South, Suite 225 San Diego, California 92128
Description of Business	MintHealth is developing a global, decentralized health platform that aligns healthcare stakeholders aroundthe shared goal of patient empowerment and improved clinical outcomes, at lower costs.
Type of Security Offered	Non-Voting Common Stock designated as "Mintheath Token Class (MHST)"
Purchase Price of Security Offered	$0.25 per share for the first 15 days $0.40 per share for the next 30 days $0.80 per share thereafter
Minimum Investment Amount (per investor)	$250.00

Terms of the Token

Mintheath Token Class MHST (Non- Voting Common Stock)

Description: The Mintheath Token Class MHST "MHST" will represent a single share of non-voting stock of the company, with rights and preferences as designated in the articles of incorporation and summarized in the Offering Document. Please see the Offering Document for a complete set of terms.

- **Blockchain:** ERC 20 Compliant
- **Exchanges:** to be determined at a future date, pending the availability of a compliant ATS or exchange capable of supporting secondary trading in MHST.

Material Terms:

- **Voting Rights:** No
- **Restrictions on Transfer:** 1 year from closing of Offering
- **Dividends/Distributions:** 10% of Vidamint net sales revenue
- **Redemption Rights:** None
- **Other:** None

The Company currently does not have a distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

The 10% Bonus for StartEngine Shareholders

Minthealth will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Minthealth Token Class at $0.25 / share, you will receive 110 Minthealth Token Class bonus shares, meaning you'll own 110 shares for $25. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The Company's Business

Description of Business

Minthealth offers healthcare Information Technology Solutions and is developing a global, decentralized health platform that we believe will align healthcare stakeholders around the shared goal of patient empowerment and improved clinical outcomes at lower costs.

We believe that blockchain technology will help solve many existing healthcare challenges by enabling a self-sovereign, secure, and freely flowing health record. MintHealth plans to combine the self-sovereign record system with a patient engagement platform and the Vidamint Reward to incentivize healthy behaviors. We believe that data liquidity and patient empowerment will move healthcare into an era where clinical experience, patient data, and machine learning are leveraged synergistically to create novel insights, therapies, and services for stimulating patient engagement, improving clinical outcomes, and controlling the rise of chronic disease related healthcare costs.

We are developing a blockchain-enabled health data platform that will align key stakeholders around informed patients with the intention of promoting improved population health through enhanced data liquidity and a self-sovereign health record combined with our unique reward incentive called Vidamint Rewards ("VIDA").

Sales, Supply Chain, & Customer Base

Currently, the Company has no sales of VIDA as it is currently under development. We are a technology services company and do not have a traditional supply chain. Our customer base for VIDA tokens is expected to be:

- **Providers** (doctors, nurses, and other clinical staff and health institutions such as hospitals, clinics, and health systems) who deliver care to patients and submit financial claims to Payers and receive fee reimbursement for billable services in a fee-for-service model.
- **Payers** are insurance entities that reimburse Providers for covered healthcare services.
- **Electronic Health Records** (EHRs) are secure clinical data repository and line management/clinical workflow systems that combine healthcare data from support systems such as laboratory, radiology, medical imaging, and pharmacy, and enable electronic access and communication among Providers for facilitating care delivery.
- **Pharmaceutical & Biotechnology Companies** develop drugs, products and services used in the diagnosis, cure, mitigation, treatment, and prevention of disease.
- **Medical Device Companies** develop instruments, machines, implants, in vitro reagents, and other products and services used in the diagnosis, mitigation, and treatment of disease.
- **Pharmacies** are responsible for management of medication inventories, and compliant fulfillment of medications and remedies prescribed by Providers. These entities now also serve as satellite medical clinics for acute care needs.

- **Research & Academic Institutions** exist for the advancement of knowledge in science and medicine through discovery, experimentation, research and teaching.

As of March 2018, MintHealth's technology development has begun. The technology components are the Patient Health Record Distributed Application (Dapp), the Health Data Integration System, Blockchain for Health Data, and Utility Token Implementation.

Of these, the most challenging and differentiating is the Health Data Integration System. MintHealth has access to a fully operating Health Data Integration System and Team, via our deep relationship with MD Revolution. MintHealth is using that system to springboard the development of our Blockchain-Enabled Health Data Liquidity platform that underpins our Self Sovereign Patient Health Record within our Dapp.

Our Product Roadmap has us completing our Minimum Viable Product (MVP) by Q4 2018 with first consumer use also in Q4 2018, and first Healthcare Customer use in Q1 2019.

Competition

MintHealth has several competitors, most of which would be classified in a similar category as MintHealth and are generally focused on maintaining health records and integrating lifestyle elements. Some, like HealthHeart, are trying to act as an EHR.

Liabilities and Litigation

We have liabilities from operations and short terms loans.

We are currently not involved in any legal proceedings.

The team

Officers and directors

Dr. Samir Damani	CEO and Co-Founder
Patrick Daly	Chief Financial Officer
Tyson S. McDowell	Chief Technology Officer
Jeremy "Jerry" V. Gross	Chief Strategy Officer
Dr. Vishal Verma	Director and Co-Founder
Dr. Jean Balgrosky	Chief Information Officer
Wyche T. Green, III	Non-Executive Director

Dr. Samir Damani
Dr. Samir Damani believes in a decentralized health platform that aligns healthcare stakeholders around the shared goal of patient empowerment and improved clinical

outcomes, at lower costs. Dr. Damani has extensive experience as both a clinician and technology entrepreneur. Prior to MintHealth, Damani was the founding CEO of MD Revolution (MDR) which has become the gold standard technology-enabled service platform for Medicare's chronic care management (CCM) program. Under his leadership, the company raised over $43 million and now serves thousands of patients and providers across the U.S. MDR's platform integrates patient generated data, electronic health records, and physician workflow for the purpose of optimizing population health management; and has demonstrated an over 5x ROI by reducing inpatient hospitalization claims in patients with multiple chronic conditions. Dr. Damani remains active as an MDR Board Member and provides executive oversight of MDR's corporate strategy and clinical functions. In addition, Dr. Damani is on clinical faculty at the Department of Family & Preventive Medicine for the UC San Diego Medical School, and is a board-certified practicing cardiologist at Scripps Clinic. In addition to his medical training, Dr. Damani has a Doctorate in Pharmacy from the University of Georgia and a Masters in Clinical Investigation from the Scripps Research Institute. ____ Employer name: MintHealth, Inc. Dates employed: 2017 - Present Position title: co-Founder & CEO Employer name: MD Revolution, Inc. Dates employed: 2011 - Present (Part-time) Position title: Founder & CMO/CSO (Former CEO) Employer name: Scripps Clinic Dates employed: 2011 – Present (Part-time) Position title: Cardiologist Name of Control Person or Key Employee: Samir Damani

Patrick Daly
CFO: Daly is an entrepreneurial executive with a strong history of accomplishments around finance and tax operations. In addition to his over 5 years of start-up experience as a COO and CFO in software and advertising, he has over 18 years with Deloitte and Ernst & Young's accounting, tax and management consulting firms. Patrick has worked with start-up and global clients in the Technology, Healthcare, Manufacturing and Consumer Products. He has successfully lead projects in key operational areas involving finance, ERP implementations, IT infrastructure, strategic business planning, and e- commerce. ________________________________ Employer name: MintHealth, Inc. Dates employed: 2017 - Present Position title: Chief Financial Officer Employer name: PMD Consulting Services Dates employed: March 2016 -August 2017 Employer name: Ernst & Young, LLP Dates employed: June 2012 - February 2016 Position title: Executive Director Name of Control Person or Key Employee: Pat Daly

Tyson S. McDowell
Tyson S. McDowell was President of Avadyne Health which was recently sold to growth private equity, and is now a serial incubator of new entrepreneurs in consumer tech, enterprise tech, and aviation. Prior to Avadyne, he co-founded Benchmark Revenue Management in 2002, a software company focused on Hospital Revenue Cycle where he served as CEO and CTO, culminating in the merger of Avadyne and Benchmark in 2012. Tyson developed an early interest in software and business as a result of his passion for aviation. He began flying fixed wing aircraft at age 12 and pursued web-based software development as a means to support flying. He has developed innovative solutions to complex problems including early development of

Shopping Cart web applications, distributed parallel processing, and a novel software architecture that allowed web-based- software to behave more like advanced business applications, well before the advent of modern AJAX and HTML5 technologies. More recently, his focus has been on technologies enabling humans to achieve their goals through deep human-software partnership. While business became his focus, Aviation remains a core passion. Tyson is a certified private pilot with instrument, multi-engine, helicopter and various type ratings. Over 13 years he and a partner built and now fly a Velocity XL RG kit airplane, operated and maintained an ex-Soviet L-39C Albatross Jet, and is an avid aerobatic pilot. He has logged well over 2,000 flight hours. Tyson resides in San Diego, CA and is a member of the Young President's Organization (YPO) Coastal San Diego chapter, and is Vice Chairman of the San Diego Air and Space Museum. ____ Employer name: MintHealth, Inc. Position title: Chief Technology Officer (part-time) Dates employed: 2017-Present Employer name: Lead Wingman Venture Studio Position title: Managing Partner Dates employed: 2017-Present Employer name: Launchbox365 Position title: Partner Dates employed: 2016-Present Name of Control Person or Key Employee: Tyson McDowell

Jeremy "Jerry" V. Gross
Prior to joining MintHealth, Jerry held senior technology and product software development leadership roles at Amgen, McKesson, Bank of America, JP Morgan and Intuit. Throughout his career, he has developed and launched industry leading digital products in the Health Care, Financial Services and Technology industries. As Senior Strategy Advisor, Jerry advises MintHealth on all aspects of the business and operating models, product development & management as well as platform architecture and digital technologies. Jerry is a graduate of the David Syme School of Business at Monash University in Melbourne Australia and is a recipient of the Moxie Award for the Best Digital Innovation as well as the Network World User Excellence Award. ____ Employer name: MintHealth, Inc. Dates employed: 2017 - Present Position title: Chief Strategy Officer Employer name: Amgen, Inc. Dates employed: 2014 - 2018 Position title: Head of Digital and Technology Innovation Name of Control Person or Key Employee: Jeremy Gross

Dr. Vishal Verma
Dr. Verma, a serial entrepreneur, and board certified radiologist is the CEO of NucleusHealth, an active leader in cloud medical data management and interpretation of complex medical images to speed diagnosis, and treatment planning. Under the leadership of Dr. Verma, NucleusHealth has grown nearly 5X since 2010 and now currently provides service to over 400 facilities for teleradiology and over 2400 facilities for cloud medical image management. Dr. Verma's focus has been empowering patients with greater access and control of their healthcare journey by leveraging novel technologies like blockchain. Dr. Verma's extensive background in radiology, combined with a passion for better workflows and solutions to improve patient care while lowering costs, all started with a medical degree from the University of Miami. Dr. Verma served as a Chief Resident at the University of Chicago and then completed an MRI fellowship at the University of California, San Diego. He is currently licensed to practice in all 50 states. Dr. Verma has a strong track record of

entrepreneurship and enjoys the challenge of bringing new ideas to market. ____ Employer name: MintHealth, Inc. Dates employed: 2017 - Present Position title: co-Founder & Director (part-time) Employer name: NucleusHealth LLC Dates employed: 2013-Present Position title: CEO Employer name: Vishal Verma MD Inc Dates employed: 2004-Present Position title: CEO Name of Control Person or Key Employee: Vishal Verma, MD

Dr. Jean Balgrosky
Dr. Balgrosky, a CIO with 30 years experience, is CIO of MD Revolution and former CIO of large, complex healthcare organizations, including Scripps Health and Holy Cross Health System (now Trinity Health). She is founder of Bootstrap Incubation, LLC, a firm established to invest, mentor, and grow life science and health information technology start-ups, including women-owned businesses. With a PhD in Health Services from UCLA Fielding School of Public Health, Jean serves on that school's faculty, teaching Health Information Systems and Technology, and serves on the FSPH Dean's Advisory Board. She is author of Essentials of Health Information Systems and Technology, a graduate-level textbook for graduate health administration and management programs educating health administrators, clinicians, managers, and policy professionals about health information technology. She is currently authoring another textbook, Understanding Health Information Systems for Health Professions. ____________________________________ Employer name: MintHealth, Inc. Dates employed: 2017 - Present Position title: Chief Information Officer (part-time) Employer name: UCLA Fielding School of Public Health Dates employed: 2007 - Present Position title: Instructor / Lecturer Employer name: Bootstrap Incubation, LLC Dates employed: 2011 - Present Position title: Co-Founder Employer name: MD Revolution, Inc. Dates employed: 2013 - Present Position title: Chief Information Officer Name of Control Person or Key Employee: Jean Balgrosky

Wyche T. Green, III
"Tee" is the Executive Chairman and former CEO of Greenway Health™, where he has served in leadership roles since its founding in 1998. Greenway Health's solutions are deployed at nearly 10,000 medical groups, clinics, and enterprises across the U.S., where they're used by more than 75,000 clinical professionals to improve patient care and to manage their financial and administrative processes more efficiently. A knowledgeable authority on healthcare reform, Mr. Green has been a contributing author on multiple scholarly articles in addition to authoring a chapter of the 2010 sequel to the award-winning book, Paper Kills. During his tenure at Greenway, Mr. Green has been involved in a total of six separate rounds of capital-raising activities, including to two separate private equity partners, raising a total of $87.5 million. In February 2012, Greenway completed an initial public offering, raising proceeds of $77 million. Mr. Green has recently led Greenway through a go private transaction with Vista Equity Partners with an all cash transaction of $644 million. A serial entrepreneur, Mr. Green has started several companies prior to Greenway Health across a wide array of business areas including transportation, hotel development, venture investing, agriculture/farming, music, and entertainment, and, of course, active participation in several software companies.

____ Employer name: MintHealth, Inc. Dates employed: 2017 - Present Position title: co-Founder & Director (part-time) Employer name: Greenway Health Dates employed: 1998-Present Position title: Executive Chairman Name of Control Person or Key Employee: Whyche T. Green, III

Number of Employees: 20

Related party transactions

Interest of Management and Others in Certain Transactions Certain current executive officers and directors have entered into short-term financing arrangements with the Company. In addition, certain current executive officers and directors of MintHealth Inc. have varying degrees of affiliation with NucleusHealth, LLC, MD Revolution, Inc. and Reachify, LLC, companies that were founded by Samir Damani and Vishal Verma. These relationships, which may result in related party transactions, are disclosed herein. There are no arrangements or understandings between our executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such. There are no family relationships between any director or executive officer. Short-Term Financing On September 20, 2017, MintHealth Inc. entered into a short-term promissory note for $150,000 at 6% annual interest from the Parekh Family Trust which Vishal Verma is the trustee and beneficiary. On October 30, 2017, MintHealth Inc. entered into a short-term promissory note for $60,000 at 6% annual interest from the Parekh Family Trust which Vishal Verma is the trustee and beneficiary. On November 9, 2017, MintHealth Inc. entered into a short-term promissory note for $60,000 at 6% annual interest from the Parekh Family Trust which Vishal Verma is the trustee and beneficiary. On December 27, 2017, MintHealth Inc. made a principal payment of $250,000 to the Parekh Family Trust which Vishal Verma is the trustee and beneficiary. On January 22, 2018, MintHealth Inc. sold 80 ETH to the Parekh Family Trust at a market rate of $1,0000 USD per ETH. On February 22, 2018, MintHealth Inc. entered into a short-term promissory note for $200,000 at 6% annual interest from the Parekh Family Trust which Vishal Verma is the trustee and beneficiary. On March 9, 2018, MintHealth Inc. entered into a short-term promissory note for $100,000 at 6% annual interest from the Parekh Family Trust which Vishal Verma is the trustee and beneficiary. On March 27, 2018, MintHealth Inc. entered into a short-term promissory note for $31,640 at 6% annual interest from the Parekh Family Trust which Vishal Verma is the trustee and beneficiary. Technology Licensing Currently, MintHealth Inc. is in negotiations with NucleusHealth, LLC for a technology license and services agreement. Vishal Verma is currently an officer, director and member of NucleusHealth, LLC. Currently, MintHealth Inc. is in negotiations with MD Revolution, Inc. for a technology license and services agreement. Samir Damani is currently an officer, director and shareholder of MD Revolution, Inc. Currently, MintHealth Inc. is in negotiations with Reachify, LLC for a technology license and services agreement. Samir Damani and Vishal Verma are currently directors and shareholders of Reachify, LLC. The above transactions related to MintHealth Inc. and any future transactions by and among the parties mentioned above may qualify as related party transactions and will be disclosed accordingly.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **An investment in MHST has a degree of risk** We recommend you consult legal, financial, tax and other professional advisors or experts for further guidance before participating in the Offering of our MHST as further detailed in this Memorandum. Further, we recommend you consult independent legal advice in respect of the legality of your participation in the MHST sale.
- **We have an evolving business model** Our business model may need to evolve. From time to time we may modify aspects of our business model relating to our product mix and service offerings. With regard to the Platform and the Vidamint Rewards, as blockchain assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to the business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results.
- **We have no operating history** We are a recently formed company with no historical operating results, and we will not commence operations of the Platform until obtaining funding through this Offering. Because we lack an operating history, you have no basis upon which to evaluate our ability to achieve our business objective. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business operating in a relatively new, highly competitive, and developing industry. The Platform is still under development and may undergo significant changes over time. Our proposed Platform is complex, novel and untested. Its creation requires the integration of multiple existing technologies, as well as the development of new software. Although the Company intends for the Platform to have the features and specifications set forth in this Memorandum, the Company may make changes to such features and specifications for any number of reasons, any of which may mean that the Platform will change course from what is described in this Memorandum. The development and maintenance of the Platform could lead to unanticipated and substantial costs, delays or other operational or financial difficulties. There can be no assurance that we will have the financial and technological resources necessary to complete the development of the Platform if its development costs more than we have estimated or requires technology and expertise that we do not have and cannot develop. There is a possibility that the Platform may never be launched and there may never be an operational Vidamint Reward. Even if we are able to develop the Platform as contemplated, we may not be able to develop the Platform on a timely basis. Any of these factors could materially adversely affect our ability to commercialize and generate any revenue from our proposed

Platform.

- **We may experience systems failures or capacity constraints that could materially harm our ability to conduct our operations and execute our business strategy.** We will be heavily dependent on the capacity, reliability and security of the computer and communications systems and software supporting our operations. We plan to receive and/or process a large portion of our services through electronic means, such as through public and private communications networks. Our systems, or those of our third-party providers, may fail, be shut down or, due to capacity constraints, operate slowly. If any of our systems do not operate properly, are compromised or are disabled, including as a result of system failure, employee or customer error or misuse of our systems, we could suffer financial loss, liability to customers, regulatory intervention or reputational damage that could affect demand by current and potential users of our market. We will need to continue to upgrade, expand and increase the capacity of our systems as our business grows and as we execute our business strategy. Although many of our systems are designed to accommodate additional volume and products and services without redesign or replacement, we will need to continue to make significant investments in additional hardware and software to provide processing services. If we cannot increase the capacity and capabilities of our systems to accommodate an increasing volume of transactions and to execute our business strategy, our ability to maintain or expand our businesses would be adversely affected.
- **Operational risks, such as misconduct and errors of our employees or entities with which we do business, are difficult to detect and deter and could cause us reputational and financial harm.** Our employees and agents could engage in misconduct which may include conducting in and concealing unauthorized activities, improper use, or unauthorized disclosure of confidential information. It is not always possible to deter misconduct by our employees, and the precautions we take to prevent and detect this activity may not be effective in all cases. Our ability to detect and prevent errors or misconduct by entities with which we do business may be even more limited. Such misconduct could subject us to financial losses or regulatory sanctions and materially harm our reputation, financial condition, and operating results.
- **We may have difficulty executing our growth strategy and maintaining our growth effectively.** Our growth requires additional investment in personnel, facilities, information technology infrastructure, and data management systems and controls, and may place a significant strain on our management and resources. Our growth strategy also may subject us to increased legal, compliance and regulatory obligations. There is no guarantee that our efforts will be successful. We may not be able to implement important strategic initiatives in accordance with our expectations, including that the strategic initiatives could result in additional unanticipated costs, which may result in an adverse impact on our business and financial results. Unless our growth results in an increase in our revenues that is proportionate to the increase in our costs associated with our growth, our future profitability could be adversely affected.
- **Blockchain is a nascent and rapidly changing technology** The development of

blockchain networks is a new and rapidly evolving industry that is subject to a degree of uncertainty. Factors affecting the further development of the blockchain industry include: - continued worldwide growth in the adoption and use of blockchain networks and assets; - the maintenance and development of the open-source software protocol of blockchain networks; - changes in consumer demographics and public tastes and preferences; - the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies; - the general economic environment and conditions relating to blockchain networks and assets. Regulation of blockchain networks, assets and related technologies remains in its early stages, and may change significantly and unpredictably over time. The development of regulations is an uncertain process, and regulations generally vary amongst jurisdictions.

- **Healthcare, Legal, and Regulatory Considerations** The U.S. healthcare industry is subject to extensive regulation that will impact the design and implementation of the MintHealth Platform. Some of these laws and regulations are described below. Many of these laws and regulations along with others carry the potential for substantial civil and criminal penalties. In addition, users may access the app from international locations, which may implicate international laws and regulations with different requirements than U.S. laws. All of these laws and regulations are subject to change, which may require MintHealth to redesign the Platform or otherwise limit Platform functionalities. There are no assurances that laws, regulations, and policies as they exist today or in the future will not negatively impact the MintHealth Platform and its viability. Privacy and data security laws and regulations could require us to make changes to our business, impose additional costs on us and reduce the demand for our software solutions.
- **Privacy and data security laws** Our business model contemplates that the users of our Platform will transmit medical data. End users of our Platform may transmit a significant amount of personal or identifying information through the Platform. Privacy and data security have become significant issues in the United States and in other jurisdictions where we may offer the Platform. The regulatory framework relating to privacy and data security issues worldwide is evolving rapidly and is likely to remain uncertain for the foreseeable future. Federal, state, local and foreign government bodies and agencies have in the past adopted, or may in the future adopt, laws and regulations regarding the collection, use, processing, storage and disclosure of personal or identifying information obtained from users and other individuals; and these laws may create varied and potentially conflicting requirements. In addition to government regulation, privacy advocates and industry groups may propose various self-regulatory standards that may legally or contractually apply to our business. Because the interpretation and application of many privacy and data security laws, regulations and applicable industry standards are uncertain, it is possible that these laws, regulations and standards may be interpreted and applied in a manner inconsistent with our existing privacy and data management practices.
- **The application of distributed ledger technology is novel** Blockchain is an

emerging technology that offers new capabilities which are still evolving. In most cases, software used by blockchain asset issuing entities is in an early development stage. There is no warranty that the process for receiving, use and ownership of blockchain assets will be uninterrupted or error-free and there is an inherent risk that the software, network, blockchain assets and related technologies and theories could contain undiscovered technical flaws or weaknesses, the cryptographic security measures that authenticate transactions and the distributed ledger could be compromised, and breakdowns and trading halts could cause the partial or complete inability to use or loss of blockchain assets.

- **Security token trading** At issuance, there will be no trading market available for the MHST, Designated Exchange and peer-to-peer transfers will not be permitted unless and until MHST holders are notified otherwise by the Company and informed of the requirements. As a result of recent regulatory developments, conventional crypto exchanges are currently unwilling to list securities tokens, such as MHST. The company is unaware of any current operational ATS or exchange capable of supporting secondary trading in MHST.
- **The transfer of the MHST is restricted.** The offer and sale of the MHST have not been registered under the 1934 Act or under applicable securities laws of any state or other jurisdiction, and the MHST will constitute restricted securities under such laws. The MHST may not be resold unless the resale is subsequently registered under the MHST Act and applicable securities laws of any state or other jurisdiction, an exemption from registration is available or the resale is in accordance with the provisions of Regulation S, and, in each case, the resale is in accordance with all applicable securities laws, including securities laws of the states of the United States and any other applicable jurisdictions. Only the Company is entitled to register the MHST under the MHST Act, and the Company has no obligation to do so. The Company, in its sole discretion, may refuse to transfer the MHST in the absence of an opinion of legal counsel satisfactory to the Company's counsel that such proposed transfer is exempt from registration under the MHST Act and the applicable securities laws of any state or other jurisdiction or is in accordance with all of the requirements of Regulation S and, in each case, such proposed transfer is in accordance with all applicable securities laws, including securities laws of the states of the United States and any other applicable jurisdictions. These restrictions on transfer may prevent investors from liquidating their investment in the future or at all.
- **We could have potential liability for certain previous issuances of Utility Tokens** In November 2017, as part of a pre-sale process, we began offering a utility token under a "Token Purchase Agreement." At that time, the Company believed that these tokens were a utility to be exchanged within the MintHealth ecosystem, and that it would not be defined as a security. In January 2018, the SEC announced that unless proven otherwise, utility tokens are security tokens. In response to this position, we now have MHST. In recognition of these events, the Company discontinued new transactions related to the Token Purchase Agreement and implemented a process of rescinding and/or terminating all prior Token Purchase Agreement purchases. All purchasers had the right to a refund

plus interest. As the SEC has yet to formalize and announce their final position on such matters, there is risk that additional actions may be required.

- **There is no assurance that investors in the MHST will receive a return on their investment.** Any return on an investment in the MHST is contingent upon many circumstances detailed herein. There is no assurance that investors will realize any return on their investments. For this reason, each purchaser should carefully read this Memorandum and should consult with their own attorney, financial and tax advisors prior to making any investment decision with respect to the MHST.
- **The interests of our Class A Common Stock shareholders may conflict with the interests of MHST holders.** Our directors are nominated and elected by a majority of our Class A Common Stock shareholders, and their interests in our business may differ from the interests of holders of the MHST. Dr. Vishal Verma and Dr. Samir Damani control 100% of the voting power of our Class A Common Stock and as such, have control over the over management and affairs and over all matters of the Company, including significant corporate transactions, such as a merger or other sale of our Company or its assets.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Vishal Verma, 50.0% ownership, Issued Class A common
- Samir Damani, 50.0% ownership, Issued Class A common

Classes of securities

- Class A Common: 10,000,000

Voting Rights

Holders of our Class A Common Stock are entitled to one vote per share on any matter submitted to our shareholders.

Dividend Rights

The holders of Class A Common Stock will be entitled to share equally, identically, and ratably, on a per share basis, with respect to any dividend or distribution of cash or property paid or distributed by us, except (i) with regard to any Vidamint Reward Dividend (as defined below); or (ii) if a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of the class treated adversely, with such holders of shares of the adversely affected class voting separately as a class.

Our certificate of incorporation provides that the number of authorized shares of common stock or any class of stock, including our MHST, may be increased or decreased (but not below the number of shares of common stock then outstanding) by the affirmative vote of the holders of a majority of the Class A

Common Stock, voting together as a single class. As a result, the holders of a majority of the outstanding Class A Common Stock can approve an increase or decrease in the number of authorized shares of MHST without a separate vote of the holders of MHST. This could allow us to increase and issue additional shares of MHST beyond what is currently authorized in our certificate of incorporation without the consent of the holders of our MHST.

Rights to Receive Liquidation Distributions

On our liquidation, dissolution, or winding-up, the holders of Class A Common Stock will be entitled to share equally, identically, and ratably in all assets remaining after the payment of any liabilities, liquidation preferences, and accrued or declared but unpaid dividends, including any accrued or unpaid amount of the Vidamint Reward Dividend, if any, with respect to any outstanding Token Class, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of each class of common stock, including the Token Class, voting separately as a class. As a result, the holders of a majority of each class of common stock, including the Token Class, could defeat a proposed distribution of any assets on our liquidation, dissolution, or winding-up if that distribution were not to be shared equally, identically, and ratably.

Rights and Preferences

Holders of Class A Common Stock are not entitled to preemptive or preferential or other rights to purchase or subscribe to any stock, obligations, warrants or other securities of ours. Holders of Class A Common Stock will not have any right to convert their shares into any other security or to exchange their shares for any other security.

- Token Class non-voting (MHST): 35,966,531

Voting Rights

The MHST is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law. Delaware law would permit holders of MHST to vote, with one vote per share, on a matter if we were to:

  - change the par value of the common stock; or
  - amend our certificate of incorporation to alter the powers, preferences, or special rights of the common stock as a whole in a way that would adversely affect the holders of our MHST.

In addition, Delaware law would permit holders of MHST to vote separately, as a single class, if an amendment of our certificate of incorporation would adversely affect them by altering the powers, preferences, or special rights of the MHST, but not the Class A Common Stock. As a result, in these limited instances, the holders of a majority of the MHST could defeat any amendment to our certificate of incorporation.

Our certificate of incorporation provides that the number of authorized shares of common stock or any class of stock, including our MHST, may be increased or decreased (but not below the number of shares of common stock then outstanding) by the affirmative vote of the holders of a majority of the Class A Common Stock, voting together as a single class. As a result, the holders of a majority of the outstanding Class A Common Stock can approve an increase or decrease in the number of authorized shares of MHST without a separate vote of the holders of MHST. This could allow us to increase and issue additional shares of MHST beyond what is currently authorized in our certificate of incorporation without the consent of the holders of our MHST.

Dividend Rights

The holders of MHST will be entitled to share equally, identically, and ratably, on a per share basis, with respect to any dividend or distribution of cash or property paid or distributed by us, except (i) with regard to any Vidamint Reward Dividend (as defined below); or (ii) if a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of the class treated adversely, with such holders of shares of the adversely affected class voting separately as a class.

Participation Right in Vidamint Reward Dividend. Subject to the conditions described herein, on the first business day of each calendar quarter after the first paid sale of Vidamint Reward, each holder of MHST shall be entitled to receive a pro rata portion (the "Vidamint Reward Dividend"), based on the number of MHST issued and outstanding on that date, of an aggregate amount which equals 10% of quarterly net revenue from the sale of Vidamint Rewards during the prior quarter ("Vidamint Reward Net Revenue"). Vidamint Reward Net Revenue shall be calculated as gross revenue from the sale of Vidamint Rewards, less returns, exchanges, discounts, and applicable allowances as determined by the Company and any gas costs and/or transaction fees related to such distribution, as determined by the Company in its sole discretion.

The Vidamint Reward Dividend is subject the following conditions:

(1) The distribution of funds derived from Vidamint Reward Net Revenue for any given quarter is subject to Section 170(a) of Delaware General Corporation Law, which requires dividends to be declared out of: (i) surplus (which is the excess of net assets over the corporation's capital) or (ii) net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. In the event that the payment of a Vidamint Reward Dividend is in excess of the funds available to make a distribution under Section 170(a) of Delaware General Corporation Law ("Available Funds"), the aggregate Vidamint Reward Dividend shall be reduced to an amount equal to the Available Funds.

(2) For the avoidance of doubt, each MHST holder's right to the pro rata distribution of a Vidamint Reward Dividend for any given quarter is subject to an individual minimum distribution requirement for the respective quarter equal to the gas costs and/or transaction fees required to be paid with respect to the transfer of funds to such holder. In any quarter during which the total Vidamint Reward Dividend payable to an individual MHST holder is less than the amount of gas costs and/or transaction fees relating to such transfer, no distribution will be made to that individual MHST holder.

(3) The Vidamint Reward Dividend shall initially be paid in Ethereum cryptocurrency ("Ether" or "ETH") at the conversion price reported by Coinbase GDAX at or approximately 9:00 A.M. Pacific Time. MintHealth reserves the right to change or modify the form of payment and currency for the Vidamint Reward Dividend at its sole discretion.

(4) The rights to the Vidamint Reward Dividend is subject to, and contingent upon, the MHST holder providing the customary KYC/AML forms and related documentation as described above and the Company's acceptance of such person as an MHST holder.

(5) The rights to receive Vidamint Reward Dividend will be determined based on actual holders of record at time of distribution.

Any funds that would have been paid to MHST holders, if not for these conditions, will not be distributed during the applicable calendar quarter. Funds that are withheld for this reason will be added to the Vidamint Reward Dividend, if any, paid, subject to these conditions, in the next consecutive year.

Rights to Receive Liquidation Distributions

On our liquidation, dissolution, or winding-up, the holders of MHST will be entitled to share equally, identically, and ratably in all assets remaining after the payment of any liabilities, liquidation preferences, and accrued or declared but unpaid dividends, including any accrued or unpaid amount of the Vidamint Reward Dividend, if any, with respect to any outstanding stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of each class of common stock, including the MHST, voting separately as a class. As a result, the holders of a majority of each class of common stock, including the MHST, could defeat a proposed distribution of any assets on our liquidation, dissolution, or winding-up if that distribution were not to be shared equally, identically, and ratably.

Rights and Preferences

Holders of MHST are not entitled to preemptive or preferential or other rights to purchase or subscribe to any stock, obligations, warrants or other securities of ours. Holders of MHST will not have any right to convert their shares into any other security or to exchange their shares for any other security.

What it means to be a Minority Holder

As a minority holder of Token Class non-voting, you will not be able to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

MintHealth Inc. was incorporated on September 9, 2017, in the State of Delaware. Our headquarters are located in San Diego, California. We are building a global, decentralized health platform that is intended to align healthcare stakeholders around the shared goal of patient empowerment and improved clinical outcomes, at lower costs.

Results of Operations (Unaudited)

We will incur significant additional costs for development of the MintHealth Platform, and intend to continue to fund our operations with funds received through this Offering, and additional debt and/or equity financing as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development.

For the year ending December 31, 2017, we had no revenue from operations. Our operating expenses totaled $682,069 for the year ended and consisted of $129,169 for conferences, marketing and advertising; $195,000 for legal and professional; $342,843 for project consulting; and $11,596 for general and administrative. $164,093 of payments to key contractors and $100,000 of payments for legal and professional have been accrued but are being deferred until the completion of this Offering.

For the two months ended February 28, 2018, we had no revenue from operations. Our operating expenses totaled $319,231. Our operating expenses consisted of $31,327 for conferences, marketing and advertisin;, $76,830 for legal and professional; $141,832 for project consulting; and $69,242 for general and administrative.

In November 2017, as part of a pre-sale process, we began offering our utility token under a “Token Purchase Agreement”. In January 2018, the MintHealth executive team identified rapid advancements in both underlying blockchain technology and the methods available for companies to raise capital using such blockchain technology. In recognition of these trends, in January 2018, we discontinued new transactions related to the Token Purchase Agreement and are in the process of rescinding and/or terminating all prior Token Purchase Agreement purchases. All purchasers will have a right to a refund plus interest.

Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States, which requires us to make estimates and assumptions in certain circumstances that affect amounts reported. In preparing these financial statements, management has made its best estimates and judgments of certain amounts, giving due consideration to materiality. We believe that, of our significant accounting policies (more fully described in the accompanying notes to the financial statements), the following are particularly important to the portrayal of our results of operations and financial position and may require the application of a higher level of judgment by our management, and as a result are subject to an inherent degree of uncertainty.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reported periods. Actual results could materially differ from those estimates.

Revenue Recognition

We are unsure what revenues will be generated in the future, but we will recognize revenues when (i) persuasive evidence that an agreement exist,; (ii) the products or services have been delivered, (iii) the prices are fixed and determinable and not subject to refund or adjustment, and (iv) collection of the amounts due is reasonably assured.

Our MHST will be issued initially with a face value of $1.00 per Token, with all proceeds accounted for as equity. No revenue will be recognized in connection with the issuance of MHST.

Financial Milestones

The company is investing for continued growth of the brand, platform and ecosystem and is generating sizeable net losses as a result. Management currently forecasts continued losses of approximately $6.7m in 2018, $6.5m in 2019 and $4.5m in 2020 on revenue of $0.0m in 2018, $3.6m in 2019 and $12.9m in 2020. Our ability to meet these revenue targets through 2020 and beyond will rely heavily on our ability to raise the necessary capital under this and other offerings. Further, our success will rely on our ability to build out the Minthealth platform, integrate with our partners and gain adoption among the key stakeholders in the healthcare ecosystem.

Liquidity and Capital Resources

Since our inception, for working capital, we have relied on $570,000 of short term loans from one of our founders and on $659,176 in proceeds from the transactions through the Token Purchase Agreements. As of December 31, 2017, we had $280,161 in cash and cash equivalents; and as of February 28, 2018, we had $262,307 in cash and cash equivalents. We will incur significant additional costs for development of the MintHealth Platform, and intend to continue to fund our operations with funds received through this offering, and additional debt and equity financing as determined to be necessary.

In March 2018, the Company began an exempt offering under Rule 506(c) of the Securities Act 1933 for up to 36,000,000 shares of the MHST. The pricing for this offering is as follows:

Initial 6,000,000 shares sold	$0.25 per share
6,000,001 to 16,000,000 shares sold	$0.40 per share
16,000,001 to 26,000,000 shares sold	$0.80 per share
26,000,001 to 36,000,000 shares sold	$1.00 per share

The minimum for this offering 12,000,000 shares or $3.9m. If all shares are sold in this offering, total proceeds from this offering will be up to $24m.

If we reach our minimum investment in both offerings, we believe we will have the necessary capital to reach our minimum viable product (MVP), launch our pilot programs and cover general operating expenses through 2018. If we reach our maximum investment in both offerings, we estimate that we will have the necessary capital to get to operate in 2019 and profitability in 2021.

Indebtedness

Currently, the company has outstanding notes to Vishal Verma, one of its existing founders/shareholders, for $351,640. The notes bear simple interest of 6% annually with the balance due and payable on August 31, 2018.

Recent offerings of securities

None

Valuation

$36,773,224.80

Our valuation approach looked at similar start up projects at similar development stages leveraging blockchain in the healthcare industry. We looked at publicly available information related to future market size, development costs, forecast and related current valuation. Ultimately, the price of the shares merely reflects the opinion of the board as to what would be the fair market value.

USE OF PROCEEDS

We are seeking to raise $1,070,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee consisting of a 6% commission based on the dollar amount received from US investors in the Offering for ACH and wirepayments, 10% commission based on the dollar amount received from credit card payments, 8% commission based on the dollar amount received from International investors for ACH and wire payments and 12% commission based on the dollar amount received from International credit card payments.

The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover part of the $13.2 million that we project we will need (beyond revenue generation) in 2018 and 2019 for IT development and integrations, general administrative, ecosystem development, IT infrastructure and legal/professional. None of the proceeds from this offering will be used to pay off debt of the company.

As discussed above in "Financial condition – Liquidity and capital resources," the Company is conducting a concurrent private placement of up to $24 million of the same Token Class A being offering through this Regulation Crowdfunding.

We will use the net proceeds from the sale of securities offered by us under this offering and other offerings to develop the Minthealth Platform and for other general corporate purposes, which may include working capital, capital expenditures, other corporate expenses (legal and accounting) and acquisitions of complementary products, or technologies to support the development of MintHealth Inc. The timing and amount of our actual expenditures will be based on many factors, including our ability to develop the Platform as anticipated. As a result, unless otherwise indicated in any supplemental materials, our management will have broad discretion to allocate the net proceeds of the Offering.

USE OF PROCEEDS:

- 46% - Engineering
- 14% - General & Administrative
- 24% - Ecosystem Development Team
- 6% - Legal and Professional Marketing
- 10% - Marketing

The identified uses of proceeds are subject to change at the sole discretion of the executive officersand directors based on the business needs of the Company.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.minthealth.io. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Minthealth, Inc.

[See attached]

MINTHEALH, INC.

Unaudited Financial Statements for the Period of Inception to December 31, 2017

March 28, 2018

MINTHEALTH INC

FINANCIAL STATEMENTS

TABLE OF CONTENTS

Jason M. Tyra CPA PLLC

Independent Accountant's Review Report

To Management
MintHealth, Inc.
San Diego, CA

We have reviewed the accompanying balance sheet of MintHealth, Inc. as of February 28, 2018, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 28, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

MINTHEALTH, INC.
BALANCE SHEET
FOR THE PERIOD OF INCEPTION TO DECEMBER 31, 2017
(unaudited)

Assets:		
Current assets:		
Cash	$	112,074
Prepaid expenses		31,200
Crypto-currency and token assets, at cost		136,887
Total current assets		280,161
Equipment (net of accumulated depreciation of $223 and $62, respectively)		2,191
Total assets	$	282,352
Liabilities and Shareholders' Deficit:		
Current liabilities:		
Accounts payable and accrued expenses	$	219,083
Accrued legal fees		100,000
Refundable token purchase		625,337
Promissory notes due to shareholders		20,000
Total current liabilities		964,420
Total liabilities		964,420
Shareholders' deficit:		
Common Stock, Minthealth, Inc., $0.001 par value: 1,000 shares authorized, 1,000 shares issued and outstanding at December 31, 2017		1
Accumulated deficit		(682,069)
Total shareholders' deficit		(682,068)
Total liabilities and shareholders' deficit	$	282,352

The accompanying notes are an integral part of these financial statements.

MINTHEALTH, INC.
STATEMENTS OF OPERATIONS
FOR THE PERIOD OF INCEPTION TO DECEMBER 31, 2017
(unaudited)

Net revenues	$ -
Cost of net revenues	-
Gross profit	-
Operating expenses:	
Conferences, advertising and marketing	129,169
Legal and professional	195,000
Consulting	342,843
General and administrative	11,596
Total operating expenses	678,608
Operating loss	(678,608)
Other income (expenses)	
Interest income	14
Interest expense	(3,475)
Total other income (expense)	(3,461)
Loss before income taxes	(682,069)
Provision for income taxes	-
Net loss	$ (682,069)

The accompanying notes are an integral part of these financial statements.

MINTHEALTH, INC.
STATEMENTS OF CASH FLOWS
FOR THE PERIOD OF INCEPTION TO DECEMBER 31, 2017
(unaudited)

Cash flows from operating activities:		
Net loss	$	(682,069)
Adjustments to reconcile net loss to net cash used operating activities:		
Stock-based compensation		1
Depreciation expense		62
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets		(31,200)
Accounts payable and accrued expenses		219,083
Accrued legal fees		100,000
Net cash used in operating activities		(394,123)
Cash flows from investing activities:		
Purchase of crypto currency and token assets		(85,000)
Purchase of property, plant and equipment		(2,253)
Net cash generated from investing activities		(87,253)
Cash flows from financing activities:		
Proceeds from refundable token purchase		573,450
Payments on promisory notes from shareholders		(250,000)
Proceeds on promissory notes from shareholders		270,000
Net cash generated from financing activities		593,450
Net increase in cash		112,074
Cash at inception		-
Cash at end of period	$	112,074
Supplemental disclosure for cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-
Non-cash transactions:		
Crypto-currency and token assets received for Refundable Token Purchase	$	51,887

The accompanying notes are an integral part of these financial statements.

MINTHEALTH, INC.
STATEMENT OF SHAREHOLDERS' DEFICIT
FOR THE PERIOD OF INCEPTION TO DECEMBER 31, 2017
(unaudited)

	Common Stock, Class A		Additional Paid-In	Accumulated	Total Shareholders'
	Shares	Amount	Capital	Deficit	Deficit
Balance – Inception	-	$ -	$ -	$ -	$ -
Issuance of founders' shares	1,000	1	-	-	1
Net loss	-	-	-	(682,069)	(682,069)
Balance – December 31, 2017	1,000	$ 1	$ -	$ (682,069)	$ (682,068)

The accompanying notes are an integral part of these financial statements.

MINTHEALTH, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 1 — ORGANIZATION

Minthealth, Inc. (the "Company") was incorporated on September 6, 2017 in the state of Delaware. MintHealth is a blockchain-enabled health data platform that aligns key stakeholders around empowered patients and improved population health. Through enhanced data liquidity and a self-sovereign health record combined with a unique token incentive called Vidamints.

The Company plans to conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital.

NOTE 2 – GOING CONCERN CONSIDERATION

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a cumulative net loss since inception of $682,069, negative working capital of $684,259 and has required additional capital raises and credit card advances to support its operations. These factors raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company's continuation as a going concern is dependent upon its ability to create positive cash flows from operations and its ability to continue receiving capital from shareholders and other related parties and obtain financing from third parties. No assurance can be given that the Company will be successful in these efforts.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles, generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Crypto-Currency Token Assets

At times, the Company may hold cryptocurrency-denominated assets such as Bitcoin or Ether and the Company include them in other current assets in the balance sheet. Cryptocurrency-denominated assets are recorded at the lower of cost or market based on an average unit cost. On an interim basis, the Company recognized decreases in the value of these assets caused by market declines. Subsequent increases in the value of these assets through market price recoveries during the same fiscal year are recognized in the later interim period, but may not exceed the total previously recognized decreases in value during the same year. Gains or losses resulting from changes in the value of the cryptocurrency assets are recorded in other income, net in the statement of operations. During the period ended December 31, 2017 the Company did not recognize a gain or loss.

Capitalization of Software Development Costs

The Company evaluate software development costs associated with internal use software incurred during the application development stage. The Company expense costs associated with preliminary project phase activities, training, maintenance and any post-implementation period costs as incurred. Capitalization of qualifying application development cost begins when management authorized and commits to funding the project and it is probable that the project will be completed for the function intended. Capitalized internal use software costs are normally amortized over estimated useful lives ranging from 2 to 5 years once the related project has been completed and deployed for customer use. At time the software is considered to have be an indefinite lived asset in which case it is evaluated for impairment at least annually.

Revenue Recognition

Revenue is recognized when all applicable recognition criteria have been met, which generally include (a) persuasive evidence of an existing arrangement; (b) fixed or determinable price; (c) delivery has occurred or service has been rendered; and (d) collectability of the sales price is reasonably assured. For software and technology development contracts the Company recognizes revenues on a percentage of completion method based upon several factors including but not limited to (a) estimate of total hours and milestones to complete; (b) total hours completed; (c) delivery of services rendered; (d) change in estimates; and (e) collectability of the contract.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the fair value of the Company's stock, stock-based compensation, fair values relating to derivative liabilities, debt discounts and the valuation allowance related to deferred tax assets. Actual results may differ from these estimates.

Research and Technology Expenses

Research and technology expenses are expensed in the period costs are incurred. For the period ended December 31, 2017, research and technology expenses totaled $0.

Fiscal Year End

The Company has a fiscal year ending on December 31.

Cash and Cash Equivalents

The Company considers cash in savings accounts to be cash equivalents. The Company considers any short-term, highly liquid investments with maturities of three months or less as cash and cash equivalents.

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

Property and Equipment

Property and equipment are carried at the cost of acquisition or construction and depreciated over the estimated useful lives of the assets. Costs associated with repairs and maintenance are expensed as incurred. Costs associated with improvements which extend the life, increase the capacity or improve the efficiency of the Company's property and equipment are capitalized and depreciated over the remaining life of the related asset. Gains and losses on dispositions of equipment are reflected in operations. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which are 3 to 7 years.

Intangible Assets and Long-Lived Assets

The Company recognizes an acquired intangible asset apart from goodwill whenever the intangible asset arises from contractual or other legal rights, or when it can be separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged, either individually or in combination with a related contract, asset or liability. Such intangibles are amortized over their useful lives. Impairment losses are recognized if the carrying amount of an intangible asset subject to amortization is not recoverable from expected future cash flows and its carrying amount exceeds its fair value.

The Company reviews its long-lived assets, including property and equipment, identifiable intangibles, and goodwill annually or whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows will be less than the carrying amount of the assets.

Impairment of Long-Lived Assets

The Company's long-lived assets, including intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the historical-cost carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the asset by comparing the undiscounted future net cash flows expected to result from the asset to its carrying value. If the carrying value exceeds the undiscounted future net cash flows of the asset, an impairment loss is measured and recognized. An impairment loss is measured as the difference between the net book value and the fair value of the long-lived asset.

Long-lived assets were evaluated for impairment and no impairment losses were incurred during the years ended December 31, 2017.

Stock Based Compensation

The Company measures the cost of services received in exchange for an award of equity instruments based on the fair value of the award. For employees and directors, the fair value of the award is measured on the grant date and for non-employees the fair value of the award is generally re-measured on vesting dates and interim financial reporting dates until the service period is complete. The fair value amount is then recognized over the period during which services are required to be provided in exchange for the award, usually the vesting period. Stock-based compensation expense is recorded by the Company in the same expense classifications in the consolidated statements of operations, as if such amounts were paid in cash.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse.

The Company has net operating loss carryforwards available to reduce future taxable income. Future tax benefits for these net operating loss carryforwards are recognized to the extent that realization of these benefits is considered more likely than not. To the extent that the Company will not realize a future tax benefit, a valuation allowance is established.

Financial Instruments

The carrying amount of the Company's financial instruments, consisting of cash equivalents, accounts and notes payable and certain other liabilities, approximate their fair value due to their relatively short maturities. The carrying amount of the Company's long-term debt approximates fair value since the stated rate of interest approximates a market rate of interest.

Fair Value Measurements

Fair value is an estimate of the exit price, representing the amount that would be received to upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under generally accepted accounting principles provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3: Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

Recent Accounting Pronouncements

There are various updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to a have a material impact on the Company's financial position, results of operations or cash flows.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2017 is summarized as follows:

	2017
Computer equipment	$ 2,253
Total	2,253
Less accumulated depreciation	(62)
Property and equipment, net	$ 2,191

When retired or otherwise disposed, the related carrying value and accumulated depreciation are removed from the respective accounts and the net difference less any amount realized from disposition, is reflected in earnings.

Depreciation expense was $62 for the period ended December 31, 2017.

NOTE 5 – REFUNDABLE TOKEN OFFERING

In November 2017, as part of a pre-sale process leading to the initial coin offering (ICO), the Company began offering a utility token under a "Token Purchase Agreement". The ICO was originally planned for early 2018. In January 2018, the MintHealth executive team identified rapid advancements in both underlying blockchain technology and the methods available for companies to raise capital using such blockchain technology. In recognition of these trends, in January 2018, the Company discontinued new transactions related to the Token Purchase Agreement and are in the process of rescinding and/or terminating all prior Token Purchase Agreement purchases. All purchasers will have a right to a refund plus interest, certain persons who purchased tokens under the Token Purchase Agreement will have the option to apply previous funds to the purchase of MHST under this offering.

NOTE 6 — RELATED PARTY TRANSACTIONS

During the period ending December 31, 2017, the President provided a total of $270,000 to fund operations in the form on Promissory Notes. The notes were dated September 24, 2017, October 30, 2017 and November 9, 2017 with proceeds of $150,000, $60,000 and $60,000 respectively. The notes all bear interest of 6% and are mature approximately six months after issuance. In December 2017 $250,000 was repaid on these notes leaving an outstanding balance of $20,000 as of year-end. As of December 31, 2017, $3,475 of interest was accrued related to these notes.

The office space is provided by Dr. Vishal Verma. He is the Company's President and Director and a 50% owner. The space is being provided at no cost and is on a month to month basis.

NOTE 7 — COMMITMENTS AND CONTINGENCIES

Litigation

The Company may become involved in various other routine disputes and allegations incidental to business operations. While it is not possible to determine the ultimate disposition of these matters, management believes that the resolution of any such matters, should they arise, is not likely to have a material adverse effect on financial position or results of operations.

NOTE 8 — STOCKHOLDERS' EQUITY (DEFICIT)

As of December 31, 2017, the Company had 1,000 shares of common stock issued and outstanding. The shares were issued to the founders and recorded at par value.

NOTE 9 — INCOME TAXES

The Company accounts for income taxes under ASC 740, "Income Taxes". Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

A valuation allowance is recorded when the ultimate realization of a deferred tax as the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

Deferred tax assets:	**2017**
Net operating loss carry forwards	$ 143,000
Less valuation allowance	(143,000)
Net deferred tax asset	$ -

At this time, the Company is unable to determine if it will be able to benefit from its deferred tax asset. There are limitations on the utilization of net operating loss carry forwards, including a requirement that losses be offset against future taxable income, if any. In addition, there are limitations imposed by certain transactions, which are deemed to be ownership changes. Accordingly, a valuation allowance has been established for the entire deferred tax asset. The approximate net operating loss carry forward was $682,000 as of December 31, 2017 and will start to expire in 2037. The Company's tax return for the year 2017 are open to IRS inspection.

On December 22, 2017, the Tax Act was signed into law making significant changes to the Internal Revenue Code. Changes include, but are not limited to, a corporate tax rate decrease from 35% to 21%, effective for tax years beginning after December 31, 2017, the transition of U.S international taxation from a worldwide tax system to a territorial system, and a one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings as of December 31, 2017. The Company use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. As a result of the reduction in the U.S. corporate income tax rate from 35% to 21% under the Tax Act, the Company revalued ending net deferred tax assets at December 31, 2017, which were fully offset by a valuation allowance.

NOTE 10 — SUBSEQUENT EVENTS

On February 22, 2017 and March 9, 2017, the Company entered Promissory Notes with the President with proceeds of $200,000 and $100,000 respectively. The notes all bear interest of 6% and are mature approximately six months after issuance.

On March 9, 2018, the Company amended its certificate of incorporation changing the authorized shares of the Company. There are now 100,000,0000 shares authorized with par value $0.001. 10,000,000 of those shares are designated to be a Class A Common Stock and the remaining 90,000,000 shares are designated to be Token Class Stock.

Between March 23, 2018 through the date of the financial statements were available for issuance, the Company sold 775,890 shares of Token Class Stock for $193,073.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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Minthealth, Inc.
Empowering patients to better outcomes.
Small OPO · San Diego, CA · Health Tech · Accepting International Investment

A Blockchain Platform as a Service that Aligns Health Plans, Provider Groups, and Wellness Brands Around a Patient that Can Control Their Health





MintHealth is a global, decentralized health platform that aligns healthcare stakeholders around the shared goal of patient empowerment and improved clinical outcomes, at lower costs. **To achieve these goals, MintHealth is introducing two tokens on the Ethereum blockchain: Vidamints and the MintHealth Security Token.**

With 40-56M annual deaths*, globally, from chronic conditions, MintHealth set out to solve a simple problem: patient data is fragmented and spread across multiple data silos, making them unavailable to educate and empower patients to be more proactive about their own health. This means patients are relegated to passive rather than proactive rolls in their own health care, leading to rising healthcare costs, poor medical outcomes, and immense poverty in the developed world.

So we came up with the solution.

It's a healthcare blockchain platform as a service that leverages token incentives and blockchain infrastructure to empower patients with a health identity – a global, holistic personal record of their medical and behavioral data. Our **VIDA tokens** will be purchasable by self-insured companies, regional and national health insurance companies and governments and will be used to incentivize patients and employees to perform healthy behaviors: giving them added bonuses to asserting agency in their own health journey. Our MintHealth Security Token holders will receive a dividend of sales and equity in MintHealth as we continue to grow and succeed.

Invest in MintHealth.
Our expertise in the medical fields coupled with deep blockchain expertise is transforming healthcare. We're leveraging the success and technologies of our Co-Founders' prior companies: Nucleus Health and MD Revolution that positions MintHealth as the industry pioneer with a compelling head start in the landscape. NucleusHealth provides secure and scalable patient medical record storage and access. MD Revolution provides a patient engagement platform, a digital care management solution for doctors & hospitals, and an analytics suite.

With our MintHealth Security Tokens, holders will receive a dividend of Vidamints sales, equity in MintHealth, and liquidity on the security token exchanges.

*CMS--National Health Expenditure Projections 2012-2022 / Lancet Global Burden of Disease 2015 / World Health Organization / CDC

Proof of Health, on the Blockchain

The Offering

Investment: Mintheath Token Class "MHST" (Non- Voting Common Stock)

$0.25 per MHST share for the **first 15 days;**
$0.40 per MHST share for the **next 30 days;**
$0.80 per MHST share **thereafter**

When you invest you are betting the company's future equity value will exceed $37.7M.

Description: The Mintheath Token Class MHST "MHST" will represent a single share of non-voting stock of the company, with rights and preferences as designated in the articles of incorporation and summarized in the Offering Document.

All tokens will be delivered after the campaign is completed, and upon availability of the Tokens. See Offering Summary below for additional terms.

This Offering is eligible for the
StartEngine Owners' 10% Bonus.

***For details on the bonus, please see the Offering** Summary below.*

We're Already Working with a Powerful and Proven Platform

A Global Decentralized Healthcare Platform as a Service for Transforming Patient Care

MintHealth has the ability to effect transformational change. We're placing Patients at the center of healthcare by working closely with our leading visionaries and technologists in Healthcare and Blockchain. Our Advisors, Health Care Professionals, Customers and Partners are unanimous in their belief that our Platform is compelling and transformational.

MintHealth is a powerful mix of Blockchain, Patient Engagement and Care Management expertise, Data Integration Platforms, Analytics, Machine Learning along with a proven team that have had commercial success launching first-of-a-kind digital products and services.

The Capabilities of the MintHealth Platform

- All the MintHealth Platform services are available through an API that 3rd Party app developers can leverage in their existing apps, and/or through intuitive and streamlined MintHealth mobile app experience.
- Promotes proactive behavior via a self sovereign health record,
  gamification, social support, and financial incentives
- Provides a patient centered community for building support and awareness around managing chronic conditions
- Awareness: interactive design to raise consciousness, evangelize and educate the patient
- Social Support: active ecosystem to underpin social network interactions that have been empirically shown to facilitate favorable behavior modification for chronic diseases
- Gamification: fun and engaging user experience to enhance favorable health behaviors and sustain long-term patient engagement
- Empowers patients to seamlessly share their medical records with
  doctors, hospitals, urgent care, friends, and family in a secure, permissible, HIPAA compliant environment
- Permission for data access granted by patients via smart contracts



- Empowers patients with control of and access to their global, unique, and persistent identity throughout the MintHealth ecosystem
- Allows patient data – clinical and behavioral – to move seamlessly between patients, providers, and health systems in real time
- Facilitates EHR interoperability to coordinate care and drive more effective patient outcomes while reducing overhead and burden on provider resources

The MVP Journey

The MVP will allow users to earn tokens via movement (captured by FitBit, Apple Health a'd others), weight, and BMI captured by user input or certain connected scales, validated by clinical data captured at doctor visits. The MVP will securely aggregate all requisite data for the above use into our Self Sovereign Health Record (data access control and Management running on Blockchain optimized for this use case). Users will be able to redeem token for goods of value in a redemption marketplace or for cash in the case of certain healthcare-sponsored campaigns. The MVP will enable the ability to implement campaigns that trigger token earning based upon actions and clinically validated results to the specification of the healthcare campaign buyer. Further the MVP will have the ability to analyze and report the connection between healthful actions and clinically validated results, permitting ongoing optimization of the tokens to drive additional healthcare ROI. The MVP will also allow the addition of new data streams, actions, and campaign models

After the MVP, the product will expand to include more available actions to take and outcomes to attain for users, and for select healthcare customers to select. This will expand the types of data stored together at the individual level, producing ever more accurate and advanced ways to affect healthful outcomes and reduce healthcare spend overall.
MintHealth will also extend its platform to other healthful goods, services, and technologies, allowing them to "tokenize" their solutions via an API, and a display "widget" or "plug-in." This integration utility will be built to ensure MintHealth is a true "platform-as-a-service."

With the ongoing expansion in scope of data points, as well as growth in user base, MintHealth will begin applying Machine Learning to rank the success of certain actions and programs against clinically-validated outcomes. This will further the optimization of the ecosystem's ability to define high value behavior and then drive it with incentive token allocation, social gamification, and peer support systems for users.
This post-MVP expansion will span 2019.

On a 2+ year horizon additional capabilities leveraging the unprecedented breadth and depth of human-centered data within MintHealth, and the power of Mint's foundational concept that each person owns their own data, immutably recorded by Blockchain, will bring virtual clinical study features and other advanced analytical capabilities.

Ultimately, this path will cause a truly person-centric health data model to emerge, inclusive of data collected from healthcare, consumer, and other sources. This comprehensive model coupled with our Platform-as-a-service APIs will allow MintHealth to transact more complete data about a patient between health providers, automatically. Such transactions will be inherently HIPAA compliant and compatible with the complex health IT systems that clinicians use. This will surface immense opportunity for a health provider to create vastly more value for a patient at time of service, e-service, or even fully autonomous service.

Timeline of the MVP

As of March 2018, MintHealth's technology development has begun.
The technology components are the Patient Health Record Distributed Application (Dapp), the Health Data Integration System, Blockchain for Health Data, and Utility Token Implementation.

Of these, the most challenging and differentiating is the Health Data Integration System. MintHealth has proprietary access to a fully operating Health Data Integration System and Team, via our deep relationship with MD Revolution. MintHealth is using that system to springboard the development of our Blockchain-Enabled Health Data Liquidity platform that underpins our Self Sovereign Patient Health Record within our Dapp.
Our Product Roadmap has us completing our Minimum Viable Product (MVP) by Q4 2018 with first consumer use also in Q4 2018, and first Healthcare Customer use in Q1 2019.

Coupled With Blockchain Technology, Our Platform Is Revolutionary

Our Tokens Are a Catalyst for Change



- Incentivize healthy behaviors, and patient-controlled sharing of data for research
- Establish the patient self-sovereign health identity and record
- Compensate provider success in improving their patient population's health
- Power ecosystem redemption including insurance premium reductions, prescription copays, gym memberships, health foods, among other health and wellness brands
- Secure clinical, behavioral, and medical imaging data in a personal
  health record protected by blockchain
- Provide a global HIPAA log for all patient data transactions, in an
  immutable open-sourced format

The Blockchain Enables The Flow Of Data



HIPAA Compliant Cloud Systems
ethereum
mintHealth
nucleushealth
ACTIVE DIRECTORY
PACS
EMR

Meet Our Engagement Token: VIDA

MintHealth will retain Vidamints (VIDA) as a **pure utility token** used by risk bearing entities (insurance plans, self-insured corporations, health systems, etc.) looking to reduce the cost of caring for moderate and high-risk patients and employees, as well as to build brand loyalty for companies similar to reward points for airlines and hotels.

As the primary revenue stream of MintHealth, VIDA tokens will be used to engage patients with daily, highly personalized activities that can be redeemed across multiple ecosystem stakeholders while improving patient health and lowering insurance costs. Under this token structure, VIDA are solely a digital product sold for use in the MintHealth ecosystem and are not traded on an open exchange. **The VIDA token provides complete transparency on the quantity and price of tokens that are sold, as well as complete transparency and verifiability of the revenue that is payable to MHST token holders.**

By Combining Our Past Experiences With The Blockchain, We've Struck Gold

MD REVOLUTION
Redefining Healthcare

- Greater than 30,000 patients served
- Clinical tool with automation proven to lower costs related to chronic disease care
- Over $43M raised
- Physician founder, Samir Damani, MD

nucleushealth™

- Greater than 30,000 patients served
- Clinical tool with automation proven to lower costs related to chronic disease care
- Over $43M raised
- Physician founder, Samir Damani, MD

- Enables self-sovereign health record and global unique identifier
- Seamless and secure transfer of clinical and behavioral data between patient-authorized stakeholders
- Incentive model through digital tokens that reward positive and proactive behaviors

---

The Healthcare Market Is Vast

Healthcare is a $6.5 trillion global industry



US Healthcare Costs¹
Percentage of GDP
Expenditures
$2.298 TRILLION
$2.807 TRILLION
$3.660 TRILLION
$5.009 TRILLION
16.4%
17.9%
18.4%
19.9%
2007
2012
2017
2022

In the US alone, healthcare is 18.4% of GDP

*CMS--National Health Expenditure Projections 2012-2022 / Lancet Global Burden of Disease 2015/ World Health Organization / CDC

Powering Ecosystem Redemption

Token Redemption

MintHealth is establishing partnerships with healthcare Providers, Payers, and other healthcare companies to participate in the MintHealth ecosystem. With these partners, the VIDA token can be used as a method of payment to partially offset healthcare and related expenses. Examples include:

- Insurance premiums
- Co-pays, deductibles, and out-of-pocket expenses
- Preventive services, primary care
- Goods and services purchased from partner companies (e.g., pharmacies, physical therapy Providers, spas, nutrition stores, etc.)

Tiered Reward Programs

Similar to an airline or banking card reward program, patients and Providers will receive **"status" benefits based on the total number of VIDA tokens earned in a given year.** Examples of such benefits include:

- Discounts on insurance premiums
- Discounts on co-pays, deductibles, and out-of-pocket expenses
- Discounts on good and services provided by partner companies (e.g., pharmacies, physical therapy Providers, spas, nutrition stores, etc.)
- Access to special benefits (e.g., events, app features, exercise classes, merchandise, etc.)

Invest In MintHealth

Our expertise in the medical fields coupled with blockchain technology means we're in a unique position to revolutionize a deeply flawed healthcare system. Let's reverse the trend of disenchanted patience, and expensive systems. Let's incentivize and empower people to be a conscious part of their own healthcare. We're placing the patients at the center of the health care with value-based care meeting cutting edge technology

Healthcare, reimagined.

In the Press

BUSINESS INSIDER · San Diego Business Journal · cryptovest · BITCOINIST · BECKER'S HOSPITAL REVIEW

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Meet Our Team



Dr. Samir Damani

CEO and Co-Founder

Dr. Samir Damani believes in a decentralized health platform that aligns healthcare stakeholders around the shared goal of patient empowerment and improved clinical outcomes, at lower costs. Dr. Damani has extensive experience as both a clinician and technology entrepreneur. Prior to MintHealth, Damani was the founding CEO of MD Revolution (MDR) which has become the gold standard technology-enabled service platform for Medicare's chronic care management (CCM) program. Under his leadership, the company raised over $43 million and now serves thousands of patients and providers across the U.S. MDR's platform integrates patient generated data, electronic health records, and physician workflow for the purpose of optimizing population health management; and has demonstrated an over 5x ROI by reducing inpatient hospitalization claims in patients with multiple chronic conditions. Dr. Damani remains active as an MDR Board Member and provides executive oversight of MDR's corporate strategy and clinical functions. In addition, Dr. Damani is on clinical faculty at the Department of Family & Preventive Medicine for the UC San Diego Medical School, and is a board-certified practicing cardiologist at Scripps Clinic. In addition to his medical training, Dr. Damani has a Doctorate in Pharmacy from the University of Georgia and a Masters in Clinical Investigation from the Scripps Research Institute.

Employer name: MintHealth, Inc. Dates employed: 2017 - Present Position title: co-Founder & CEO Employer name: MD Revolution, Inc. Dates employed: 2011 - Present (Part-time) Position title: Founder & CMO/CSO (Former CEO) Employer name: Scripps Clinic Dates employed: 2011 – Present (Part-time) Position title: Cardiologist Name of Control Person or Key Employee: Samir Damani



Dr. Vishal Verma

Director and Co-Founder

Dr. Verma, a serial entrepreneur, and board certified radiologist is the CEO of NucleusHealth, an active leader in cloud medical data management and interpretation of complex medical images to speed diagnosis, and treatment planning. Under the leadership of Dr. Verma, NucleusHealth has grown nearly 5X since 2010 and now currently provides service to over 400 facilities for teleradiology and over 2400 facilities for cloud medical image management. Dr. Verma's focus has been empowering patients with greater access and control of their healthcare journey by leveraging novel technologies like blockchain. Dr. Verma's extensive background in radiology, combined with a passion for better workflows and solutions to improve patient care while lowering costs, all started with a medical degree from the University of Miami. Dr. Verma served as a Chief Resident at the University of Chicago and then completed an MRI fellowship at the University of California, San Diego. He is currently licensed to practice in all 50 states. Dr. Verma has a strong track record of entrepreneurship and enjoys the challenge of bringing new ideas to market.

Employer name: MintHealth, Inc. Dates employed: 2017 - Present Position title: co-Founder & Director (part-time) Employer name: NucleusHealth LLC Dates employed: 2013-Present Position title: CEO Employer name: Vishal Verma MD Inc Dates employed: 2004-Present Position title: CEO Name of Control Person or Key Employee: Vishal Verma, MD



Wyche T. Green, III

Non-Executive Director

"Tee" is the Executive Chairman and former CEO of Greenway Health™, where he has served in leadership roles since its founding in 1998. Greenway Health's solutions are deployed at nearly 10,000 medical groups, clinics, and enterprises across the U.S., where they're used by more than 75,000 clinical professionals to improve patient care and to manage their financial and administrative processes more efficiently. A knowledgeable authority on healthcare reform, Mr. Green has been a contributing author on multiple scholarly articles in addition to authoring a chapter of the 2010 sequel to the award-winning book, Paper Kills. During his tenure at Greenway, Mr. Green has been involved in a total of six separate rounds of capital-raising activities, including to two separate private equity partners, raising a total of $87.5 million. In February 2012, Greenway completed an initial public offering, raising proceeds of $77 million. Mr. Green has recently led Greenway through a go private transaction with Vista Equity Partners with an all cash transaction of $644 million. A serial entrepreneur, Mr. Green has started several companies prior to Greenway Health across a wide array of business areas including transportation, hotel development, venture investing, agriculture/farming, music, and entertainment, and, of course, active participation in several software companies.

Employer name: MintHealth, Inc. Dates employed: 2017 - Present Position title: co-Founder & Director (part-time) Employer name: Greenway Health Dates employed: 1998-Present Position title: Executive Chairman Name of Control Person or Key Employee: Whyche T. Green, III



Patrick Daly

Chief Financial Officer

CFO: Daly is an entrepreneurial executive with a strong history of accomplishments around finance and tax operations. In addition to his over 5 years of start-up experience as a COO and CFO in software and advertising, he has over 18 years with Deloitte and Ernst & Young's accounting, tax and management consulting firms. Patrick has worked with start-up and global clients in the Technology, Healthcare, Manufacturing and Consumer Products. He has successfully lead projects in key operational areas involving finance, ERP implementations, IT infrastructure, strategic business planning, and e-commerce.

Employer name: MintHealth, Inc. Dates employed: 2017 - Present Position title: Chief Financial Officer Employer name: PMD Consulting Services Dates employed: March 2016 - August 2017 Employer name: Ernst & Young, LLP Dates employed: June 2012 - February 2016 Position title: Executive Director Name of Control Person or Key Employee: Pat Daly



Tyson S. McDowell

Chief Technology Officer

Tyson S. McDowell was President of Avadyne Health which was recently sold to growth private equity, and is now a serial incubator of new entrepreneurs in consumer tech, enterprise tech, and aviation. Prior to Avadyne, he co-founded Benchmark Revenue Management in 2002, a software company focused on Hospital Revenue Cycle where he served as CEO and CTO, culminating in the merger of Avadyne and Benchmark in 2012. Tyson developed an early interest in software and business as a result of his passion for aviation. He began flying fixed wing aircraft at age 12 and pursued web-based software development as a means to support flying. He has developed innovative solutions to complex problems including early development of Shopping Cart web applications, distributed parallel processing, and a novel software architecture that allowed web-based- software to behave more like advanced business applications, well before the advent of modern AJAX and HTML5 technologies. More recently, his focus has been on technologies enabling humans to achieve their goals through deep human-software partnership. While business became his focus, Aviation remains a core passion. Tyson is a certified private pilot with instrument, multi-engine, helicopter and various type ratings. Over 13 years he and a partner built and now fly a Velocity XL RG kit airplane, operated and maintained an ex-Soviet L-39C Albatross Jet, and is an avid aerobatic pilot. He has logged well over 2,000 flight hours. Tyson resides in



Dr. Jean Balgrosky

Chief Information Officer

Dr. Balgrosky, a CIO with 30 years experience, is CIO of MD Revolution and former CIO of large, complex healthcare organizations, including Scripps Health and Holy Cross Health System (now Trinity Health). She is founder of Bootstrap Incubation, LLC, a firm established to invest, mentor, and grow life science and health information technology start-ups, including women-owned businesses. With a PhD in Health Services from UCLA Fielding School of Public Health, Jean serves on that school's faculty, teaching Health Information Systems and Technology, and serves on the FSPH Dean's Advisory Board. She is author of Essentials of Health Information Systems and Technology, a graduate-level textbook for graduate health administration and management programs educating health administrators, clinicians, managers, and policy professionals about health information technology. She is currently authoring another textbook, Understanding Health Information Systems for Health Professions.

Employer name: MintHealth, Inc. Dates employed: 2017 - Present Position title: Chief Information Officer (part-time) Employer name: UCLA Fielding School of Public Health Dates employed: 2007 - Present Position title: Instructor / Lecturer Employer name: Bootstrap Incubation, LLC Dates employed: 2011 - Present Position title: Co-Founder Employer name: MD Revolution, Inc. Dates employed: 2013 - Present Position title: Chief Information Officer Name of



Jeremy "Jerry" V. Gross

Chief Strategy Officer

Prior to joining MintHealth, Jerry held senior technology and product software development leadership roles at Amgen, McKesson, Bank of America, JP Morgan and Intuit. Throughout his career, he has developed and launched industry leading digital products in the Health Care, Financial Services and Technology industries. As Senior Strategy Advisor, Jerry advises MintHealth on all aspects of the business and operating models, product development & management as well as platform architecture and digital technologies. Jerry is a graduate of the David Syme School of Business at Monash University in Melbourne Australia and is a recipient of the Moxie Award for the Best Digital Innovation as well as the Network World User Excellence Award.

Employer name: MintHealth, Inc. Dates employed: 2017 - Present Position title: Chief Strategy Officer Employer name: Amgen, Inc. Dates employed: 2014 - 2018 Position title: Head of Digital and Technology Innovation Name of Control Person or Key Employee: Jeremy Gross

San Diego, CA and is a member of the Young President's Organization (YPO) Coastal San Diego chapter, and is Vice Chairman of the San Diego Air and Space Museum.

Employer name: MintHealth, Inc. Position title: Chief Technology Officer (part-time) Dates employed: 2017-Present Employer name: Lead Wingman Venture Studio Position title: Managing Partner Dates employed: 2017-Present Employer name: Launchbox365 Position title: Partner Dates employed: 2016-Present Name of Control Person or Key Employee: Tyson McDowell

Control Person or Key Employee: Jean Balgrosky



Courtney Hooton

Director of Communications and Corporate Alliances

Courtney brings an extensive background in media and corporate finance to her role. Prior to MintHealth, Courtney was an investment banker working in leverage debt capital markets at Deutsche Bank. She also worked in business development for Viacom in their marketing division, Scratch. She and her sisters co-founded and operated GolferGirl Magazine which had a national circulation of over 10,000 with subscribers in 50 states as well as Canada and Mexico. Courtney enjoys sports and was a nationally ranked Junior and D-1 collegiate golfer winning four consecutive conference championships.

Employer name: MintHealth, Inc. Position title: Director of Communications Dates employed: 2017-Present Employer name: Deutsche Bank Position title: Investment Analyst Dates employed: 2016-2017 Name of Control Person or Key Employee: Courtney Hooton

Offering Summary

Maximum 4,280,000* shares of Token Class Stock ($1,070,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 12,500 shares of Token Class Stock ($10,000)

Company	Minthealth, Inc.
Corporate Address	13280 Evening Creek Drive South, Suite 225 San Diego, California 92128
Description of Business	MintHealth is a global, decentralized health platform that aligns healthcare stakeholders aroundthe shared goal of patient empowerment and improved clinical outcomes, at lower costs.
Type of Security Offered	Non-Voting Common Stock designated as "Mintheath Token Class (MHST)"
Purchase Price of Security Offered	$0.25 per share for the first 15 days $0.40 per share for the next 30 days $0.80 per share thereafter
Minimum Investment Amount (per investor)	$250.00

Terms of the Token

Mintheath Token Class MHST (Non- Voting Common Stock)

Description: The Mintheath Token Class MHST "MHST" will represent a single share of non-voting stock of the company, with rights and preferences as designated in the articles of incorporation and summarized in the Offering Document. Please see the Offering Document for a complete set of terms.

- **Blockchain:** ERC 20 Compliant
- **Exchanges:** to be determined at a future date, pending the availability of a compliant ATS or exchange capable of supporting secondary trading in MHST.

Material Terms:

- **Voting Rights:** No
- **Restrictions on Transfer:** 1 year from closing of Offering
- **Dividends/Distributions:** 10% of Vidamint net sales revenue
- **Redemption Rights:** None
- **Other:** None

The Company currently does not have a distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

The 10% Bonus for StartEngine Shareholders

Minthealth will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Minthealth Token Class at $0.25 / share, you will receive 110 Minthealth Token Class bonus shares, meaning you'll own 110 shares for $25. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.

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www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

Video 1

At MintHealth, we believe it's crucial to give patients ownership and control over their healthcare data and empower them to set permissions of who can access what and when. Let's look at an example:

Mary, suffers from high blood pressure. She is on her way to see her primary-care doctor for her annual check-up.
At the doctor's office, Mary launches the MintHealth app, and taps a button to share her health data with her doctor. Dr Jones presents her with the QR code that identifies the public key for the MintHealth ID of his clinic. The MintHealth app uses the key to create an Access Control Record with an Ethereum Smart Contract, providing the Doctor with access to Mary's existing data. Dr. Jones' system recognizes that a data authorization is available, and automatically uses his clinic's private key to provide cryptographic authentication to the storage retrieval service. Through an integration between MintHealth and his electronic health record system, Dr Jones also enables sharing with Mary. With scan of her QR code, Mary is able to access all of her clinical information in the MintHealth app and consolidate it within her individual, secure cloud storage. Mary's health information then syncs with existing data so it's available for her next visit. Months later, Mary experiences shortness of breath and blood pressure that prompts a visit to her cardiologist, Dr Smith. Through a smart contract on the blockchain, Mary adds permissions that allow Dr Smith to instantly access her echocardiographic heart images and her home blood pressure readings from the minthealth app. This eliminates the need for reordering diagnostic tests that have already been performed and enables informed decision making that allow Dr Smith to adjust Mary's blood pressure medicines form once a day to twice a day dosing, which minimizes her existing blood pressure spikes. Throughout the process of data sharing between providers, the blockchain serves as an immutable ledger, tracking permissions assigned through the app and serving as an audit trail to ensure that health records are being viewed appropriately. Additionally, the security of blockchain combined with encryption technology keeps Mary's data safe. www.minthealth.io

Video 2

MintHealth... a blockchain solution to a healthcare crisis.Preventable chronic conditions like diabetes, cardiovascular diseases and cancer are responsible for more than 7 out of every 10 deaths globally.Modifiable behaviors including tobacco use, poor nutrition, obesity, high blood pressure ,and sedentary activities represent the majority of the risk for developing and dying from chronic diseases.Despite this fact, we spend trillions of dollars a year treating the complications of disease versus using technology to better engage patients to proactively manage and prevent these conditions. The result? Healthcare costs for developed and developing nations are spiraling out of control.pages 21-25:The major contributors to our global healthcare crisis include the fact that 1) patient records are currently locked within data silos, making it difficult to properly arm and inform patients about their diseases; and 2) patients are not incentivized to follow healthy behaviors and their doctor's orders.Pages 26-39MintHealth is leveraging blockchain technology to change all of this by empowering the patient with a global, holistic record of their medical and behavioral data – giving them a self-sovereign health

identity they can use to control and seamlessly share with doctors, hospitals, urgent care, friends and family in a secure manner. Now, imagine unlocking the power of that unified health data by combining it with a platform to encourage healthy patient behavior. Introducing the MintHealth smart phone app … engaging patients with daily – and highly personalized – reminders and healthy activities that drive awareness and behavioral change through doctor guidance, social support and gamification. That's where the vidamint TM token comes in. vidamint™ rewards and incentivizes patients for completing healthy behaviors – doing the things that make them healthier. The result is MintHealth and vidamint TM – a self-sovereign and secure health
record, which, combined with a unique token incentive model, empowers the patient to take a proactive approach to improving their health. Click the link below to learn more!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:30 AM 09/06/2017
FILED 10:30 AM 09/06/2017
SR 20176038582 - File Number 6536278

STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
A STOCK CORPORATION

The undersigned Incorporator, desiring to form a corporation under pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the Corporation is MintHealth Inc.

2. The Registered Office of the corporation in the State of Delaware is located at 160 Greentree Drive, Suite 101 (street), in the City of Dover, County of Kent Zip Code 19904. The name of the Registered Agent at such address upon whom process against this corporation may be served is National Registered Agents, Inc.

3. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The total amount of stock this corporation is authorized to issue is 1,000 shares (number of authorized shares) with a par value of $ 0.001 per share.

5. The name and mailing address of the incorporator are as follows:

Name Samir Damani
Mailing Address 13280 Evening Creek Dr., South, Suite 225
San Diego Zip Code 92128

By: [signature]
Incorporator

Name: Samir Damani
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:19 PM 03/09/2018
FILED 02:19 PM 03/09/2018
SR 20181823101 - FileNumber 6536278

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of MintHealth Inc resolutions were duly adopted setting forth a proposed second amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "**4 (Fourth)**" so that, as amended, said Article shall be and read as follows:

ARTICLE 4

Section 1. Number of Authorized Shares. The total number of shares of stock that the Corporation shall have the authority to issue shall be One Hundred Million (100,000,000) shares. The Corporation shall be authorized to issue two classes of shares of stock, designated "Class A Common Stock" and "Token Class Stock." The Corporation shall be authorized to issue Ten Million (10,000,000) shares of Class A Common Stock, each share to have a par value of $.001 per share, and Ninety Million (90,000,000) shares of Token Class Stock, each share to have a par value of $.001 per share.

Section 2. Class A Common Stock. The Board of Directors of the Corporation may authorize the issuance of shares of Class A Common Stock from time to time. The Corporation may reissue shares of Class A Common Stock that are redeemed, purchased, or otherwise acquired by the Corporation unless otherwise provided by law. All shares issued and outstanding prior to the Certificate of Amendment to the Certificate of Incorporation are hereby deemed shares of Class A Common Stock.

Section 3. Token Class Stock. The Board of Directors of the Corporation may by resolution authorize the issuance of shares of Token Class Stock from time to time in one or more series. The Corporation may reissue shares of Token Class Stock that are redeemed, purchased, or otherwise acquired by the Corporation unless otherwise provided by law. The Board of Directors is hereby authorized to fix or alter the designations, powers and preferences, and relative, participating, optional or other rights, if any, and qualifications, limitations or restrictions thereof, including, without limitation, dividend rights (and whether dividends are cumulative), conversion rights, if any, voting rights (including the number of votes, if any, per share, as well as the number of members, if any, of the Board of Directors or the percentage of members, if any, of the Board of Directors each class or series of Token Class Stock may be entitled to elect), rights and terms of redemption (including sinking fund provisions, if any), redemption price and liquidation preferences of any wholly unissued series of Token Class Stock, and the number of shares constituting any such series and the designation thereof, and to increase or decrease the number of shares of any such series subsequent to the issuance of shares of such series, but not below the number of shares of such series then outstanding.

Section 4. Dividends and Distributions of Class A Common Stock. Subject to the preferences applicable to Token Class Stock outstanding at any time, the holders of shares of Class A Common Stock shall be entitled to receive such dividends, payable in cash or otherwise, as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor.

Section 5. Dividends and Distributions of Token Class Stock. The holders of Token Class Stock shall be entitled to receive a dividend as may be declared by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor as set forth herein (the "Token Class Dividend"). On the first business day of each calendar quarter after the first paid sale of a Vidamint token, each holder of Token Class Stock shall be entitled to receive a dividend based on the number of Token Class Stock issued and outstanding on that date, of an aggregate amount which equals 10% of quarterly net revenue from the sale of Vidamint tokens during the prior quarter ("Vidamint Net Revenue"). Vidamint Net Revenue shall be calculated as gross revenue from the sale of Vidamint tokens, less returns, exchanges, discounts, and applicable allowances and any costs and/or transaction fees related to such distribution as determined by the Corporation in its sole discretion. The Token Class Dividend is further subject to the following conditions:

A. The distribution of funds derived from Vidamint Net Revenue for any given quarter is subject to Section 170(a) of Delaware General Corporation Law, which requires dividends to be declared out of: (i) surplus, which is the excess of net assets over the Corporation's capital, or (ii) net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. In the event that the payment of a Token Class Dividend is in excess of the funds available to make a distribution under Section 170(a) of Delaware General Corporation Law ("Available Funds"), the aggregate Token Class Dividend shall be reduced to an amount equal to the Available Funds.

B. For the avoidance of doubt, each Token Class Stock holder's right to the pro rata distribution of a Vidamint Token Dividend for any given quarter is subject to an individual minimum distribution requirement for the respective quarter equal to the costs and/or transaction fees required to be paid with respect to the transfer of funds to such holder. In any quarter during which the total Token Class Dividend payable to an individual Token Class Stock holder is less than the amount of costs and/or transaction fees relating to such transfer, no distribution will be made to that individual Token Class Stock holder.

C. At the sole discretion of the Board, the Token Class Dividend may be paid in Ethereum cryptocurrency ("Ether" or "ETH") at the conversion price reported by Coinbase GDAX at or approximately 9:00 a.m. Pacific Time on the day the Token Class Dividend is declared.

D. Any amounts that would have been paid to holders of Token Class Stock, if not for these conditions, will not be distributed during the applicable calendar quarter but will be added to the Token Class Dividend, if any, from the next consecutive quarter and, subject to these conditions, paid in the next consecutive year.

Section 6. Voting Rights. Each share of Class A Common Stock shall entitle the holder thereof to one vote on all matters submitted to a vote of the stockholders of the Corporation. Shares of Token Class Stock have no voting rights except as otherwise provided by the General Corporation Law of the State of Delaware.

Section 7. Liquidation Rights. Upon liquidation, dissolution, or winding-up of the Corporation, the holders of Class A Common Stock and Token Class Stock shall be entitled to share equally, identically, and ratably in all assets remaining after the payment of any liabilities, liquidation preferences, and accrued or declared but unpaid dividends, if any, with respect to any outstanding Token Class Stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of each class of stock voting separately as a class.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 8th day of March, 2018.

By: [signature]
Authorized Officer

Title: Director and President

Name: Vishal Verma
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